AKAMAI TECHNOLOGIES, INC.

8 Cambridge Center

Cambridge, MA 02142

December 14, 2007

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell, Esq.

Re:	Akamai Technologies, Inc.

Definitive 14A

Filed April 9, 2007 – File No. 0-27275

(the “2007 Proxy Statement”)

Dear Ms. Howell:

This letter is being filed in connection with the letter dated December 3, 2007 (the “Letter”) from you, on behalf of the staff of the Securities and Exchange Commission to the undersigned. As we discussed on the telephone this morning, Akamai Technologies, Inc. (“Akamai”) is formally requesting an extension of time to January 11, 2008 for the submission of our reply to the Letter. With the need to dedicate substantial management time to activities associated with the end of Akamai’s fiscal year, as well as absences in connection with the holidays, we do not feel that we can submit a complete and comprehensive response by the originally requested reply date of December 17, 2007.

I appreciate your indication during our conversation that this extension should be acceptable. If you have any questions or need additional information, please call me at 617-444-4698.

Very truly yours,

/s/ James H. Hammons, Jr.
James H. Hammons, Jr.
Assistant General Counsel

cc:	Melanie Haratunian

Vice President and General Counsel

Susan W. Murley

Wilmer Cutler Pickering Hale and Dorr LLP